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                                                                     Exhibit 4.2
November 10, 2003

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

                           Re: Fragrancenet.com, Inc.

Ladies and Gentlemen:

In accordance with Item 601(b)(4) of Regulation S-K, Fragrancenet.com, Inc. (the "Registrant") has not filed herewith any instrument with respect to long-term debt not being registered where the total number of securities authorized thereunder does not exceed ten percent (10%) of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

Sincerely,

FRAGRANCENET.COM, INC.

/s/ Dennis M. Apfel
-------------------------------------

Chairman, Chief Executive Officer and
Chief Financial Officer